

May 8, 2013

<u>Via E-mail</u>
Pablo Di Si
Chief Financial Officer
FI CBM Holdings N.V.
6900 Veterans Boulevard
Burr Ridge, Illinois 60527

  Re: FI CBM Holdings N.V.
     Amendment No. 2 to Confidential Draft Registration Statement on
     Form F-4
     Submitted April 23, 2013
     CIK No. 0001567094

Dear Mr. Di Si:

  We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

<u>General</u>

1. We note that you have not yet filed a Schedule 13E-3. We may have further comment upon reviewing that filing.

2. Please make the disclosures required by the following sections of Regulation M-A:

- Item 1004(e)
- Item 1007(a), the aggregate amount paid as the special dividend
- Items 1010(c)(4) and (5)
- Item 1014(d)
- Item 1014(e), with respect to CNH
- Item 1015(b)(4), with respect to Goldman Sachs, including fee information

3.   Please remove all references to "arm's length" negotiations with respect to the Rule 13e-3 transaction. These references are inappropriate in a transaction with affiliates.

Will I have the right, page v

4.   We note your response to prior comment 3. Please expand your disclosure in the forepart of your document and where appropriate to highlight (1) the extent to which minority shareholders will be prohibited from transferring their special voting shares despite the provisions in Article 12, and (2) the extent to which the provisions restricting a shareholder from obtaining majority voting control by acquiring additional special voting shares are contractual provisions in the terms and conditions of the special voting shares, rather than provisions within your governing documents that would require shareholder approval to amend. Given the difference in how each document governing the special voting shares can be changed, also add appropriate risk factor disclosure. Also, revise to clarify the extent to which there is any uncertainty as to the priority of Article 12 and Section 8 under Dutch law, or advise. To the extent uncertainty exists in the interpretation of these provisions that you have described in your response, add appropriate risk factor disclosure.

How can I elect, page vi

5.   We note your response to prior comment 4. Please highlight, here and where appropriate, the extent to which shareholders will agree to forgo the provisions for transfer of their special voting shares reflected in your articles of association by making the declaration in section 3(a) of the form included as appendix F.

As a CNH shareholder, will I receive fractional interests in DutchCo…?, page vii

6.   We note that security holders will receive cash consideration of an indeterminate amount corresponding to a fractional entitlement to DutchCo common shares. Please tell us how you determined that this is consistent with Item 1004(a)(2)(ii) of Regulation M-A, which requires disclosure of the consideration offered to security holders.

Background to the Merger, page 17

7.   We note your response to comment 8 from our letter dated April 4, 2013 and the disclosure added to pages 24 and 48. Please revise to provide the disclosure required by Item 1015(b)(6) of Regulation M-A with respect to the preliminary analyses presented by J.P. Morgan and Lazard referenced in your response, or advise. Refer to Item 9 of Schedule 13E-3.

8.   Please revise to provide the disclosure required by Item 1015(b)(6) of Regulation M-A with respect to the analyses presented by Goldman Sachs on October 31, 2012. This presentation contains several financial analyses which appear material to security holders.

9.   We note that preliminary projections were provided to the Special Committee on September 24, 2012. Please disclose these projections, or confirm that they have already been disclosed in full. All financial projections that management has access to in connection with a going-private transaction must be disclosed to security holders.

Position of Fiat Industrial and DutchCo, page 34

10.   Please tell us what consideration was given as to whether Exor should be included as a "filing person" on the Schedule 13E-3. To the extent that you do not believe that Exor should be added as a filing person, please provide us with your legal analysis supporting that conclusion. Otherwise, please include Exor on your Schedule 13E-3 and revise your document to include all of the disclosure required of Exor under Schedule 13E-3.

11.   Please disclose the filing persons' substantive and procedural fairness determinations with respect to unaffiliated security holders, rather than to "CNH's minority shareholders." See Item 1014(a) of Regulation M-A.

12.   Refer to the last bullet point on page 34 and the first bullet point on page 35. Please revise, here and in the recommendation section starting on page 37, to address how the filing persons considered the fairness of the transaction with respect to the unaffiliated security holders that purchased shares after the December 28, 2012 cash dividend.   If they did not consider the fairness of the transaction to this group of shareholders, please revise to so state.

13.   We note the reference to the fairness opinions dated November 25, 2012 in the third bullet point on page 35 and the first bullet point on page 36. Please expand your disclosure, here and in the recommendation section starting on page 37, to address how the filing persons considered the opinions filed as exhibits 99.12 and 99.13. Refer to Regulation M-A Item 1014 Instruction 2(vii). Also, tell us how you determined that further disclosure regarding the consideration of the reports to be filed as exhibits 99.3 and 99.4 is not required, or revise.

14.   We note disclosure on page 36 stating that the filing persons did not consider net book value as a factor in their fairness determinations, despite Instruction 2(iii) to Item 1014. Please disclose the net book value here.

Recommendation of the CNH Special Committee, page 37

15.   Please revise, here and where appropriate, to expressly disclose whether each filing
        person, including the CNH board of directors, reasonably believes that the transaction is
        substantively and procedurally fair to unaffiliated security holders.

16.   To the extent the CNH board's discussion and analysis does not address each of the
        factors listed in Instruction 2 to Item 1014 of Regulation M-A, the board must discuss the
        unaddressed factors in reasonable detail or explain why the factors were not deemed
        material or relevant. We note for example that the analysis of the board of directors does
        not appear to address the factors described in clauses (i) – (vi) of Instruction 2 to Item
        1014. Please revise. To the extent the board has based its fairness determination on the
        analysis undertaken by others, the board must expressly adopt this analysis and
        discussion as its own in order to satisfy the disclosure obligations of Item 1014.

Opinion of J.P. Morgan to the Special Committee, page 40

17.   Please disclose the fees paid to J.P. Morgan or its affiliates by CNH or its affiliates within
        the past two years.   We note in particular the joint bookrunning by J.P. Morgan affiliates
        described on page 43.

Summary of Joint Financial Analyses of J.P. Morgan and Lazard , page 46

18.   With respect to the results of each analysis, disclose where in the specified range the
        merger consideration fell.

Exchange Ratio Analysis, page 54

19.   Please enhance your discussion of the meaning and significance of this analysis.

Directors and Executive Officers of Fiat Industrial, page 171

20.   Please include Fiat in the representations appearing in the final paragraph of this section.
        See Item 1003(b) of Regulation M-A.

21.   Please include a similar section disclosing the information required by Item 1003(c) of
        Regulation M-A with respect to Instruction C persons of CNH.

Information relating to the purchase of CNH shares in the past two years, page 223

22.   Please confirm that Fiat has not purchased any CNH shares in the past two years, or
        provide the disclosure required by Item 1002(f) of Regulation M-A.

Recent transactions in CNH Common Shares, page 223

23.   Please include directors, executive officers and Instruction C persons of Fiat in the table appearing on page 224.

Loyalty Voting Structure, page 230

24.   Please revise to disclose the substance of your response to our prior comment 13.

Appendix B – Opinion of J.P. Morgan Securities LLC

25.   The final paragraph of this opinion states that it is furnished "solely for benefit of the Special Committee." This limitation is inconsistent with the disclosures relating to the fairness opinion. Please delete the term "solely." Alternatively, if you retain this limitation, disclose the basis for the financial advisor's belief that shareholders cannot rely upon the opinion including (but not limited to) whether the financial advisor intends to assert the substance of the disclaimer as a defense to shareholder claims that might be brought against it under applicable local law. Describe whether applicable local law has addressed the availability of such a defense to the financial advisor in connection with any such shareholder claim; if not, a statement must be added that the issue necessarily would have to be resolved by a court of competent jurisdiction. Also disclose that the availability or non-availability of such a defense will have no effect on the rights and responsibilities of the board of directors under governing local law or the rights and responsibilities of either the financial advisor or the board of directors under the federal securities laws. Refer to Section II.D.1 of the Current Issues and Rulemaking Projects Outline (November 14, 2000).

General

        If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

You may contact Julie Sherman at (202) 551-3640 or Gary Todd at (202) 551-3605 if you have questions regarding comments on the financial statements and related matters. Please contact Louis Rambo at (202) 551-3289 or Mary Beth Breslin at (202) 551-3625 with any other questions.

Sincerely,

/s/ Mary Beth Breslin for

Amanda Ravitz
Assistant Director

cc: Scott Miller
        Sullivan & Cromwell LLP